                                                                         EXHIBIT 99.2

                              Replacement Decision Expected
                             to have Positive Future Results*



                              ---------------------Estimated--------------------
($Millions)                   1996     1997     1998     1999     2000      2001
Aircraft Ownership              -       6       (56)     (116)    (121)     (125)

Maintenance/Inventory           -      30        78       135      153       157

Fuel                            -       1        20        49       67        69

Pilots/Training                 -      (9)      (11)       (2)      16        15

Other                        (128)      -         -         -        -         -

  Total Pre-Tax              (128)     28        31        66      115       116


*See information concerning forward looking statements under Item 2.  "Management's
 Discussion and Analysis of Financial Condition and Results of Operations" and see
 Assumptions in Appendix A, below.

                    Appendix A - Assumptions

Aircraft Ownership
All new aircraft leased assuming a lease factor of .80% per month.

All old aircraft are assumed to continue as leased or owned with leases on leased aircraft being renewed at market rates and the cost of hushkits and upgraded interiors being 100% financed by Continental at 9.5% and depreciated over 10 to 15 years depending on fleet type.

Aircraft ownership compares the ownership costs of new aircraft versus old aircraft had they been refurbished with hushkits and upgraded interiors. In addition, new aircraft provide a utilization benefit because there is less time allocated for planned and unplanned maintenance. Initial pilot training is capitalized for the new 737-600/800 fleet types. As a result of the write-down of owned aircraft, depreciation related to the owned aircraft was reduced.

Maintenance/Inventory
Maintenance expense savings are determined based on the difference between the planned hangar schedule for new versus old aircraft (comparison by fleet type by maintenance event at budgeted cost per event). Maintenance overhead expense is reduced by $15 million per year based on eliminating fleet-specific expenses for the three retired fleet types.

As a result of the inventory write-down to net realizable value, future depreciation of related inventory will be reduced.

Fuel Expense - Fuel expense savings are calculated based on the planned block hour fuel burn rates for new versus old aircraft, using a base price per gallon of $.575 (1996 dollars).

Pilot/Training
Pilot expense savings will result as 3-pilot 727s are replaced with 2-pilot 737-800s.

737-500 initial pilot training and all "cascade" training that will result as new replacement aircraft enter service are expensed when incurred. Expense is calculated by forecasting the number of training cycles required at an average cost per training cycle versus training cycles required had stage II aircraft remained.

Annual pilot training expense will be reduced on average by $2 million as the number of fleet types decreases (less cascade training required with fewer fleet types).

Other - Other costs in 1996 consist of a non-recurring charge due to the write-down of inventory and other expenses related to the stage II aircraft being retired.

General - Inflation is assumed to be three percent per year during this time period.